STATEMENT OF INVESTMENTS

Dreyfus New York AMT-Free Municipal Money Market Fund

August 31, 2008 (Unaudited)

Short-Term Investments--100.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Albany Industrial Development Agency, Civic Facility Revenue (Albany College of Pharmacy Project) (LOC; TD Banknorth NA)	1.80	9/7/08	1,830,000 a	1,830,000
Albany Industrial Development Agency, Civic Facility Revenue (Renaissance Corporation of Albany Project) (LOC; M&T Bank)	1.95	9/7/08	2,800,000 a	2,800,000
Albany Industrial Development Agency, Civic Facility Revenue (The College of Saint Rose Project) (LOC; Bank of America)	2.30	9/1/08	4,000,000 a	4,000,000
Allegany County Industrial Development Agency, Civic Facility Revenue (Houghton College Project) (LOC; Key Bank)	1.99	9/7/08	4,300,000 a	4,300,000
Avoca Central School District, GO Notes, BAN	3.00	6/26/09	3,000,000	3,020,378
Avon Central School District, GO Notes, BAN	2.75	6/23/09	1,721,500	1,732,408
Cazenovia Central School District, GO Notes, BAN	2.75	6/5/09	1,650,288	1,658,867
Chautauqua County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Project) (LOC; Key Bank)	1.99	9/7/08	880,000 a	880,000
Dutchess County Industrial Development Agency, Civic Facility Revenue, Refunding (Lutheran Center at Poughkeepsie, Inc. Project) (LOC; Key Bank)	1.88	9/7/08	1,800,000 a	1,800,000
East Hampton, GO Notes, BAN	2.00	6/4/09	1,400,000	1,402,075
East Quogue Union Free School District, GO Notes, TAN	2.75	6/26/09	500,000	501,599
Erie County Industrial Development Agency, Civic Facility Revenue (Community Services Disabled Project) (LOC; Key Bank)	1.99	9/7/08	2,555,000 a	2,555,000
Erie County Industrial Development Agency, Civic Facility Revenue (DePaul Community Facilities Inc. Project) (LOC; Key Bank)	1.99	9/7/08	1,200,000 a	1,200,000
Erie County Industrial Development				

Agency, Civic Facility Revenue (Every Person Influences Children, Inc. Project) (LOC; Fifth Third Bank)	1.87	9/7/08	1,265,000 a	1,265,000
Erie County Industrial Development Agency, Civic Facility Revenue (People Inc. Project) (LOC; Key Bank)	1.99	9/7/08	2,005,000 a	2,005,000
Erie County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy Association Project) (LOC; Key Bank)	1.99	9/7/08	605,000 a	605,000
Grand Central District Management Association, Inc., Grand Central Business Improvement District, Revenue, Refunding (Capital Improvement)	5.00	1/1/09	125,000	125,894
Hamburg Central School District, GO Notes, BAN	3.35	7/2/09	4,300,000	4,339,216
Herkimer County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	2.06	9/7/08	1,525,000 a	1,525,000
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC and Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.18	9/7/08	13,800,000 a,b	13,800,000
Ithaca, GO Notes, BAN	3.00	8/7/09	1,334,450	1,346,010
Lancaster Industrial Development Agency, Civic Facility Revenue (GreenField Manor, Inc. Project) (LOC; M&T Bank)	1.71	9/7/08	400,000 a	400,000
Laurens Central School District, GO Notes, BAN	2.10	6/25/09	1,000,000	1,000,798
Metropolitan Transportation Authority, Dedicated Tax Fund Bonds (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	1.95	9/7/08	17,500,000 a	17,500,000
Metropolitan Transportation Authority, Transportation Revenue (Insured; Berkshire Hathaway Assurance Corporation and Liquidity Facility; Citigroup Inc.)	1.86	9/7/08	3,310,000 a,b	3,310,000
Metropolitan Transportation Authority, Transportation Revenue, CP (LOC; ABN-AMRO)	1.45	9/25/08	3,000,000	3,000,000
Monroe County Industrial				

Development Agency, Civic Facility Revenue (YMCA of Greater Rochester Project) (LOC; M&T Bank)	1.89	9/7/08	2,300,000 a	2,300,000
Monroe County Industrial Development Agency, IDR (National Development Council Multi-Issue Facilities) (LOC; HSBC Bank USA)	2.97	12/15/08	500,000	500,000
Naples Central School District, GO Notes, BAN	2.25	6/16/09	1,150,000	1,153,112
Nassau County Industrial Development Agency, Civic Facility Revenue (North Shore Hebrew Academy High School Project) (LOC; Comerica Bank)	1.87	9/7/08	11,545,000 a	11,545,000
New York City (Liquidity Facility; Bank of America)	2.30	9/1/08	5,700,000 a	5,700,000
New York City (Liquidity Facility; Wachovia Bank)	2.30	9/1/08	14,550,000 a	14,550,000
New York City (LOC; Bank of America)	2.40	9/1/08	18,400,000 a	18,400,000
New York City (LOC; JPMorgan Chase Bank)	2.35	9/1/08	1,800,000 a	1,800,000
New York City (LOC; JPMorgan Chase Bank)	2.35	9/1/08	2,100,000 a	2,100,000
New York City (LOC; Landesbank Baden-Wurttemberg)	2.30	9/1/08	1,700,000 a	1,700,000
New York City, GO Notes	3.00	9/1/08	500,000	500,000
New York City, GO Notes	5.75	5/15/09	985,000	1,010,516
New York City, GO Notes	5.00	8/1/09	400,000	410,991
New York City Housing Development Corporation, Multi-Family Rental Housing Revenue (2 Gold Street) (Liquidity Facility; FNMA and LOC; FNMA)	1.75	9/7/08	6,000,000 a	6,000,000
New York City Housing Development Corporation, Residential Revenue (Queens College Residences) (LOC; RBS Citizen's NA)	1.78	9/7/08	2,200,000 a	2,200,000
New York City Industrial Development Agency, Civic Facility Revenue (Birch Wathen Lenox School Project) (LOC; Allied Irish Banks)	1.87	9/7/08	5,150,000 a	5,150,000
New York City Industrial Development Agency, Civic				

Facility Revenue (Jewish Community Center on the Upper West Side, Inc. Project) (LOC; M&T Bank)	1.89	9/7/08	4,700,000 a	4,700,000
New York City Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key Bank)	1.90	9/7/08	1,800,000 a	1,800,000
New York City Industrial Development Agency, Civic Facility Revenue (The Professional Children's School Project) (LOC; Wachovia Bank)	1.98	9/7/08	1,900,000 a	1,900,000
New York City Industrial Development Agency, Civic Facility Revenue (Village Community School Project) (LOC; M&T Bank)	1.92	9/7/08	1,100,000 a	1,100,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC)	2.50	9/1/08	22,400,000 a	22,400,000
New York City Municipal Water Finance Authority, Water and Sewer System Second General Resolution Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.50	9/1/08	10,000,000 a	10,000,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.30	9/1/08	4,400,000 a	4,400,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	2.30	9/1/08	5,540,000 a	5,540,000
New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; Royal Bank of Canada)	2.50	9/1/08	1,400,000 a	1,400,000
New York Local Government Assistance Corporation, Subordinate Lien Revenue, Refunding	5.00	4/1/09	500,000	508,567
New York State, GO Notes (LOC; Dexia Credit Locale)	1.75	10/8/08	4,000,000	4,000,000
New York State Dormitory Authority, Revenue (Mount Saint Mary College) (LOC;				

JPMorgan Chase Bank)	1.88	9/7/08	8,800,000 [a]	8,800,000
New York State Dormitory Authority, Revenue (Park Ridge Hospital Inc.) (LOC; JPMorgan Chase Bank)	1.82	9/7/08	4,700,000 [a]	4,700,000
New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (Merlots Program) (New York City Municipal Water Finance Authority Projects-Second Resolution Bonds) (Liquidity Facility; Wachovia Bank)	2.07	9/7/08	4,550,000 [a,b]	4,550,000
New York State Urban Development Corporation, COP (James A. Farley Post Office Project) (Liquidity Facility; Citigroup and LOC; Citigroup)	1.89	9/7/08	5,600,000 [a,b]	5,600,000
Newfane Central School District GO Notes, BAN	2.75	7/10/09	2,100,000	2,109,648
North Hempstead Town, GO Notes, BAN	3.00	6/26/09	800,000	805,108
North Syracuse Central School District, GO Notes, BAN	2.50	6/19/09	2,965,459	2,978,202
Oneonta City School District, GO Notes, BAN	2.75	6/24/09	2,500,000	2,510,907
Ontario County Industrial Development Agency, Civic Facility Revenue (Friends of the Finger Lakes Performing Arts Center, Inc. Civic Facility) (LOC; Citizens Bank of Massachusetts)	1.87	9/7/08	3,335,000 [a]	3,335,000
Orangetown, GO Notes, BAN	4.00	10/3/08	1,000,000	1,000,481
Oswego County Industrial Development Agency, Civic Facility Revenue (Springside at Seneca Hill, Inc. Project) (LOC; M&T Bank)	1.94	9/7/08	2,585,000 [a]	2,585,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Saint James Retirement Community Project) (LOC; M&T Bank)	1.89	9/7/08	2,060,000 [a]	2,060,000
Otsego County Industrial Development Agency, Civic Facility Revenue (Templeton Foundation Project) (LOC; Key Bank)	2.06	9/7/08	3,100,000 [a]	3,100,000
Oyster Bay-East Norwich Central School District, GO Notes, TAN	2.75	6/26/09	1,000,000	1,005,217
Plattsburgh,				

BAN (Municipal Lighting)	2.50	6/19/09	2,000,000	2,008,595
Port Authority of New York and New Jersey, Equipment Notes	1.90	9/7/08	2,800,000 a	2,800,000
Putnam County Industrial Development Agency, Civic Facility Revenue (United Cerebral Palsy of Putnam and Southern Dutchess Project) (LOC; Commerce Bank N.A.)	1.89	9/7/08	4,300,000 a	4,300,000
Rensselaer County Industrial Development Agency, Civic Facility Revenue (The Sage Colleges Project) (LOC; M&T Bank)	1.95	9/7/08	2,170,000 a	2,170,000
Rockland County, BAN	2.50	4/24/09	270,000	270,000
Rockland County Industrial Development Agency, Civic Facility Revenue (Dominican College of Blauvelt Project) (LOC; Commerce Bank N.A.)	1.86	9/7/08	8,400,000 a	8,400,000
Salamanca City Central School District, GO Notes, BAN	4.00	9/26/08	1,200,000	1,200,703
Seaford Union Free School District, GO Notes, BAN	2.75	7/17/09	1,000,000	1,006,424
Seneca County Industrial Development Agency, Civic Facility Revenue (Kidspace National Centers of New York Project) (LOC; Key Bank)	2.06	9/7/08	1,445,000 a	1,445,000
Sewanhaka Central School District of Elmont, Floral Park, Franklin Square and New Hyde Park, GO Notes, TAN	2.75	6/29/09	2,500,000	2,511,050
Suffolk County Industrial Development Agency, Civic Facility Revenue (Hampton Day School Civic Facility) (LOC; JPMorgan Chase Bank)	1.88	9/7/08	2,725,000 a	2,725,000
Syracuse Industrial Development Agency, Civic Facility Revenue (Community Development Properties-Larned Project) (LOC; M&T Bank)	1.95	9/7/08	2,200,000 a	2,200,000
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) (Putters Program) (LOC; JPMorgan Chase Bank)	2.09	9/7/08	4,995,000 a,b	4,995,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Mercy College Project) (LOC; Key				

Bank)	1.90	9/7/08	1,500,000 a	1,500,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Northern Westchester Hospital Association Civic Facility) (LOC; Commerce Bank N.A.)	1.82	9/7/08	2,055,000 a	2,055,000
Westchester County Industrial Development Agency, Civic Facility Revenue (Westchester Arts Council, Inc. Project) (LOC; Wachovia Bank)	1.98	9/7/08	3,015,000 a	3,015,000
Westchester County Industrial Development Agency, Civic Facility Revenue, Refunding (Rye Country Day School Project) (LOC; Allied Irish Banks)	1.93	9/7/08	4,800,000 a	4,800,000
White Plains, Public Improvement GO Notes (Insured; FSA)	3.38	1/15/09	245,000	245,556
Yorktown Central School District, GO Notes, BAN	3.00	10/2/08	1,900,000	1,901,190
Total Investments (cost $305,358,512)			**100.9%**	**305,358,512**
Liabilities, Less Cash and Receivables			**(.9%)**	**(2,849,572)**
Net Assets			**100.0%**	**302,508,940**

a Variable rate demand note - rate shown is the interest rate in effect at August 31, 2008. Maturity date represents the next demand date, not the ultimate maturity date.

b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2008, these securities amounted to $32,255,000 or 10.7% of net assets.

At August 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ABAG	Association Of Bay Area Governments	**ACA**	American Capital Access
AGC	ACE Guaranty Corporation	**AGIC**	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation	**ARRN**	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes	**BIGI**	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement	**CGIC**	Capital Guaranty Insurance Company
CIC	Continental Insurance Company	**CIFG**	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation	**COP**	Certificate of Participation
CP	Commercial Paper	**EDR**	Economic Development Revenue

EIR	Environmental Improvement Revenue	**FGIC**	Financial Guaranty Insurance Company
FHA	Federal Housing Administration	**FHLB**	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation	**FNMA**	Federal National Mortgage Association
FSA	Financial Security Assurance	**GAN**	Grant Anticipation Notes
GIC	Guaranteed Investment Contract	**GNMA**	Government National Mortgage Association
GO	General Obligation	**HR**	Hospital Revenue
IDB	Industrial Development Board	**IDC**	Industrial Development Corporation
IDR	Industrial Development Revenue	**LOC**	Letter of Credit
LOR	Limited Obligation Revenue	**LR**	Lease Revenue
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. For example, money market securities are valued using amortized cost, in accordance with rules under the Investment Company Act of 1940. Generally, amortized cost approximates the current fair value of a security, but since the value is not obtained from a quoted price in an active market, such securities are reflected as Level 2.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)
Level 1 - Quoted Prices	0
Level 2 - Other Significant Observable Inputs	0
Level 3 - Significant Unobservable Inputs	0
Total	0